Exhibit 21.1

Subsidiaries of Registrant listing state of incorporation

Name	State of Incorporation
PRI Medical Technologies, Inc	Nevada
Medical Resources Management Financial, Inc.	California
Litho Venture 1, LLC	Delaware
Litho Venture 2, LLC	Delaware
Litho Venture 3, LLC	Delaware
Cryo Venture 2, LLC	Delaware
Cryo Venture 3, LLC	Delaware
Cryo Venture 6, LLC	Delaware